

June 27, 2014

Via E-mail
Michelle Mercier
Chief Financial Officer
UMAX Group Corp
3923 West 6th Street, Ste 312
Los Angeles, CA 90020

> **Re:** **UMAX Group Corp**
> **Form 10-K for the year ended April 30, 2013**
> **Filed June 24, 2013**
> **Form 8-K filed July 18, 2013**
> **Form 10-Q for the quarter ended October 31, 2013**
> **Filed December 24, 2013**
> **File No. 333-174334**

Dear Ms. Mercier:

We issued comments on the above captioned filings on March 27, 2014. On June 2, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief